WebMD Health Corp. 395 Hudson Street New York, NY 10014 212.624.3700 Phone

October 3, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Craig D. Wilson Senior Assistant Chief Accountant Office of Information Technologies and Services

Re:	WebMD Health Corp.
Form 8-K for quarter ended June 30, 2016
Filed August 8, 2016
File No. 001-35337

Dear Mr. Wilson:

We acknowledge receipt of your letter dated September 22, 2016 setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Current Report on Form 8-K filed on August 8, 2016 by WebMD Health Corp. (the “Company”) for the quarter ended June 30, 2016 (the “Form 8-K”). Set forth below are the Company’s responses to the Staff’s comments.

Form 8-K dated August 8, 2016

Exhibit 99.3

1.	We note that you have provided quarterly and annual forecasted adjusted EBITDA, but have only provided the reconciliation to forecasted net income for the annual period. Please provide the quarterly reconciliation in your next earnings release or, if you omit the information due to unreasonable efforts, provide the required disclosures. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response: In future Current Reports containing forecasted adjusted EBITDA and the related earnings press releases, the Company will provide reconciliations to forecasted net income for any quarterly periods presented or, if information is omitted due to unreasonable efforts, will provide the required disclosures.

2.	Please revise your next earnings release to begin your reconciliations with GAAP net income rather than adjusted EBITDA. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response: In future Current Reports containing reconciliations of adjusted EBITDA to net income and the related earnings press releases, the Company will begin its reconciliations with GAAP net income.

Mr. Craig D. Wilson

U.S. Securities and Exchange Commission

October 3, 2016

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (858) 227-3459 with any questions or comments regarding this letter.

Very truly yours,

/s/ Lewis H. Leicher

Lewis H. Leicher
Senior Vice President and
Assistant General Counsel

cc:	Blake DeSimone, Executive Vice President & Chief Financial Officer
Stephen Giove, Shearman & Sterling LLP